SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                               DIRECT INSITE CORP.
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
                         (Title of Class of Securities)

                                   25457C 20 7
                                   -----------
                                 (CUSIP Number)

                                 Peter B. Yunich
                                Managing Partner
                     Metropolitan Venture Partners II, L.P.
                        257 Park Avenue South, 15th Floor
                               New York, NY 10010
                                 (212) 844-3675
                                 --------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 With copies to:

                            Scott S. Rosenblum, Esq.
                       Kramer Levin Naftalis & Frankel LLP
                                919 Third Avenue
                             New York, NY 10022-3852
                                 (212) 715-9100

                                  June 3, 2003
                                  ------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 8 Pages

-------------------------------------------------------------------------------
CUSIP No. 25457C 20 7                 SCHEDULE 13D            Page 2 of 8 Pages
-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Metropolitan Venture Partners II, L.P.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |X|
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        00 - Contributions of Partners of Affiliates
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                               |_|
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                7    SOLE VOTING POWER
   NUMBER OF
     SHARES                          1,346,800 (see Item 4)
  BENEFICIALLY              ---------------------------------------------------
     OWNED BY                   8    SHARED VOTING POWER
  EACH REPORTING            ---------------------------------------------------
     PERSON                     9    SOLE DISPOSITIVE POWER
      WITH                           1,346,800 (see Item 4)
                            ---------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,346,800 (see Item 4)
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                            |_|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.16% (see Item 4)
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN (Limited Partnership)
-------------------------------------------------------------------------------


                               Page 2 of 8 Pages

-------------------------------------------------------------------------------
CUSIP No. 25457C 20 7                SCHEDULE 13D             Page 3 of 8 Pages
-------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Metropolitan Venture Partners (Advisors), L.P.
-------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |X|
-------------------------------------------------------------------------------
  3     SEC USE ONLY

-------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        00 - Contributions of Partners of Affiliates
-------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                          |_|
-------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
-------------------------------------------------------------------------------
                                  7    SOLE VOTING POWER
  NUMBER OF
    SHARES                             1,346,800 (see Item 4)
 BENEFICIALLY                   -----------------------------------------------
  OWNED BY                        8     SHARED VOTING POWER
 EACH REPORTING                 -----------------------------------------------
    PERSON                        9     SOLE DISPOSITIVE POWER
     WITH                               1,346,800 (see Item 4)
                                -----------------------------------------------
                                  10    SHARED DISPOSITIVE POWER
-------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,346,800 (see Item 4)
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                    |_|
-------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.16% (see Item 4)
-------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       PN (Limited Partnership)
-------------------------------------------------------------------------------


                               Page 3 of 8 Pages

--------------------------------------------------------------------------------
CUSIP No. 25457C 20 7               SCHEDULE 13D               Page 4 of 8 Pages
--------------------------------------------------------------------------------
  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Metropolitan Venture Partners Corp.
--------------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) |_|
                                                                     (b) |X|
--------------------------------------------------------------------------------
  3     SEC USE ONLY

--------------------------------------------------------------------------------
  4     SOURCE OF FUNDS*

        00 - Contributions of Partners of Affiliates
--------------------------------------------------------------------------------
  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                           |_|
--------------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                           7    SOLE VOTING POWER
    NUMBER OF                   1,346,800 (see Item 4)
     SHARES             --------------------------------------------------------
   BENEFICIALLY            8    SHARED VOTING POWER
     OWNED BY           --------------------------------------------------------
  EACH REPORTING           9    SOLE DISPOSITIVE POWER
      PERSON                    1,346,800 (see Item 4)
       WITH             --------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,346,800 (see Item 4)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       SHARES*                                  |_|
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       25.16% (see Item 4)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       CO
--------------------------------------------------------------------------------


                               Page 4 of 8 Pages

Introduction

      This Amendment No. 2 (this "Amendment") relates to the Schedule 13D filed on October 15, 2002, as amended on January 22, 2003 (the "Schedule 13D"), by Metropolitan Venture Partners II, L.P., a Delaware limited partnership ("MetVP"), Metropolitan Venture Partners (Advisors), L.P., a Delaware limited partnership ("MetVP Advisors") and Metropolitan Venture Partners Corp., a Delaware corporation ("MetVP Corp" and, together with MetVP and MetVP Advisors, the "Reporting Persons"). The Schedule 13D was filed in connection with the purchase by MetVP of an aggregate of 116,823 shares of Series A Convertible Preferred Stock, par value $0.0001 per share (the "Preferred Stock") of Direct Insite Corp., a Delaware corporation (the "Issuer"), which are convertible into shares of common stock, par value $0.0001 per share (the "Common Stock") of the Issuer, pursuant to the terms of the Stock Purchase Agreements (as defined and described in Item 4 of the Schedule 13D).

      The text of Items 4, 5, 6 and 7 and the Exhibit Index of the Schedule 13D are hereby supplemented to reflect that as of June 3, 2003, MetVP purchased an additional 17,857 shares of Preferred Stock from the Issuer, resulting in a change in the number of shares beneficially owned by the Reporting Persons as described in Item 5 herein. Capitalized terms used in this Amendment but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4. Purpose of Transaction.

      MetVP and the Issuer entered into a Stock Purchase and Registration Rights Agreement dated as of June 3, 2003 (the "Purchase Agreement"), pursuant to which, among other things, the Issuer agreed to sell 17,857 shares of Preferred Stock (the "Purchased Preferred Stock") to MetVP in consideration for $250,000 in cash on substantially the same terms as the Stock Purchase Agreements entered into between the parties on September 25, 2002 and December 24, 2002 (the "Stock Purchase Agreements") and as described in the Schedule 13D. The cash obtained by the Issuer from MetVP will be used for general working capital and applied towards shareholders' equity. A copy of the Purchase Agreement is filed as an Exhibit to this Amendment.

      Prior to the issuance of the Purchased Preferred Stock, the Issuer had 2,000,000 shares of preferred stock authorized under its certificate of incorporation and 116,823 shares of Preferred Stock outstanding. All 116,823 shares of Preferred Stock are owned of record by MetVP. Pursuant to the Purchase Agreement, the Issuer prepared and filed with the Secretary of State of the State of Delaware, a certificate of amendment to the certificate of designation of rights, preferences and privileges of the Preferred Stock (the "Amendment"), a copy of which is filed as an Exhibit to this Amendment.

      Immediately following the closing of the Purchase Agreement (the "Closing"), MetVP was the owner of record of an aggregate of 134,680 shares of Preferred Stock (the "Outstanding Preferred Stock"). Assuming conversion in full of the Outstanding Preferred Stock into Common Stock, the Reporting Persons would own beneficially 1,346,800 shares of Common Stock (based on an initial 1-for-10 conversion ratio), or approximately 25.16% of the Issuer's Common Stock issued and outstanding on the date of Closing, based on 4,005,595 shares of Common Stock issued and outstanding on the date of Closing (before giving effect to conversion of the Preferred Stock), which does not include (i) 50,000 shares of Common Stock deemed to have been issued on account of the satisfaction of accounts payable of the Issuer as of the date of the Closing and (ii) 24,000 shares in treasury stock.


                               Page 5 of 8 Pages

      As described above, the terms of the Purchase Agreement are substantially the same as the terms of the Stock Purchase Agreements, except as follows:

o Registration Rights. The Purchase Agreement amended and restated the registration rights provisions of the Stock Purchase Agreements in their entirety so as to give effect to the registration rights of all the shares of Preferred Stock owned by MetVP immediately following the Closing in a single agreement. There were no material changes to the registration rights provisions.

o Definition of "Threshold Percentage." The definition of "Threshold Percentage" was amended in the Purchase Agreement from the definition used in the Stock Purchase Agreements to state in clearer terms the intention of the parties, such that the term "Threshold Percentage" means either (A) 50.1 percent of (i) the aggregate shares of Preferred Stock issued and outstanding immediately following the Closing or (ii) the shares of Common Stock issuable upon conversion of the Preferred Stock as the same may be adjusted pursuant to the terms of the Certificate of Designation, or (B) where the aggregate of the percentages of (A)(i) and (A)(ii) equals or exceeds 50.1 percent.

Amendment to the Certificate of Designation

      The Amendment restated the Certificate of Designation, as previously amended, in its entirety and made the following material changes to the rights, preferences and privileges of the Preferred Stock:

o Definition of "Average Price." The definition of the term "Average Price" as used in the Certificate of Designation, was amended to create a floor for the "Average Price" of $2.13 in respect of the 93,458 shares of Preferred Stock purchased pursuant to the Stock Purchase Agreement dated as of September 25, 2002, $2.14 in respect of the 23,365 shares of Preferred Stock purchased pursuant to the Stock Purchase Agreement dated as of December 25, 2002 and $1.40 in respect of the 17,857 shares of Purchased Preferred Stock purchased pursuant to the Purchase Agreement. The term "Average Price" is used in respect of calculating the number of shares of Common Stock received by the holder of Preferred Stock in the event such holder elects to receive a dividend in-kind in shares of Common Stock instead of a cash dividend.

o Omnibus Modifications. Certain defined terms were added to reflect, among other things, that the Conversion Price (as defined in the Certificate of Designation) of the Purchased Preferred Stock was $1.40 and that the Stated Value (as defined in the Certificate of Designation) of the Purchased Preferred Stock was $14.00.

Plans or Proposals of the Reporting Persons

      Except as set forth above or in the Schedule 13D, none of the Reporting Persons has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.


                               Page 6 of 8 Pages

Item 5. Interest in Securities of the Issuer.

      (a), (b) As of the date of this statement, the Reporting Persons may be deemed to beneficially own up to 1,346,800 shares of Common Stock, representing, in the aggregate, approximately 25.16% of the outstanding shares of Common Stock, based on 4,005,595 shares of Common Stock issued and outstanding on the date of Closing (before giving effect to conversion of the Preferred Stock), which does not include (i) 50,000 shares of Common Stock deemed to have been issued on account of the satisfaction of accounts payable of the Issuer as of the date of the Closing and (ii) 24,000 shares of treasury stock.

      (c) Not applicable.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contacts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

      As disclosed in the Schedule 13D, Nasdaq informed the Issuer that pursuant to Rule 4350(i)(B) of its Qualitative Listing Requirements, it was requiring that the voting and conversion of the number of shares of Preferred Stock, exceeding, on an as-converted basis, 19.9% of the Outstanding Common Stock, be subject to approval thereof by the Issuer's stockholders (the "Nasdaq Requirement").

      As a result of the foregoing, MetVP had agreed to enter into an agreement with the Issuer to restrict the voting and conversion rights of the Outstanding Preferred Stock so as to be in compliance with the Nasdaq Requirement pending the approval of the Issuer's stockholders. At the Issuer's annual meeting of stockholders, held on Friday, May 30, 2003, the stockholders approved the issuance of the Preferred Stock. Accordingly, the restrictions imposed on MetVP under the foregoing agreement are of no further force and effect.

Item 7. Material to be Filed as Exhibits.

      The following documents are filed as exhibits hereto or are incorporated herein by reference:

Exhibit 3.1 Certificate of Amendment of Certificate of Designation, Preferences and Rights of Series A Convertible Preferred Stock filed June 3, 2003 (1)

Exhibit 10.1 Stock Purchase and Registration Rights Agreement dated as of June 3, 2003 by and between the Issuer and MetVP (1)

Exhibit 99 Joint Filing Agreement dated as of October 14, 2002 by and among MetVP, MetVP Advisors and MetVP Corp (2)

(1) Filer herewith.

(2) Incorporated herein by referenced to the Schedule 13D, as filed with the Securities and Exchange Commission on October 15, 2002.



                               Page 7 of 8 Pages

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP is true, complete and correct.

Dated: June 12, 2003


                                    METROPOLITAN VENTURE PARTNERS II, L.P.

                                    By:  METROPOLITAN VENTURE PARTNERS
                                        (Advisors), L.P., its general partner

                                    By:  METROPOLITAN VENTURE PARTNERS CORP.,
                                         its general partner


                                    By: /s/ Michael Levin
                                       -----------------------------------
                                        Name:  Michael Levin
                                        Title: Vice President of Finance

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Advisors is true, complete and correct.

Dated: June 12, 2003


                                    METROPOLITAN  VENTURE PARTNERS (Advisors),
                                      L.P.

                                    By: METROPOLITAN  VENTURE PARTNERS CORP.,
                                          its general partner


                                    By: /s/ Michael Levin
                                       -----------------------------------
                                        Name:  Michael Levin
                                        Title: Vice President of Finance

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to MetVP Corp is true, complete and correct.

Dated: June 12, 2003

                                    METROPOLITAN VENTURE PARTNERS CORP.


                                    By: /s/ Michael Levin
                                       -----------------------------------
                                        Name:  Michael Levin
                                        Title: Vice President of Finance



                                Page 8 of 8 Pages